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                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                ----------------

                                   SCHEDULE TO
                                  (Rule 13e-4)
            Tender Offer Statement Under Section 14(d)(1) Or 13(e)(1)
                     Of The Securities Exchange Act Of 1934
                               (Amendment No. 1)

                                ----------------

                           MPOWER HOLDING CORPORATION
                  (Name of Filing Person (Issuer and Offeror))

                                ----------------

          Options to purchase common stock, par value $0.001 per share
                         (Title of Class of Securities)

                                ----------------

                                    62473L101
                      (CUSIP Number of Class of Securities)
                            (Underlying Common Stock)

                                ----------------

                           Russell I. Zuckerman, Esq.
              Senior Vice President, General Counsel and Secretary
                           Mpower Holding Corporation
                                175 Sully's Trail
                            Pittsford, New York 14534
                                 (716) 218-6550
 (Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

                                    Copy to:
                             Andrew B. Janszky, Esq.
                               Shearman & Sterling
                              599 Lexington Avenue
                          New York, New York 10022-6069
                                 (212) 848-4000


[_] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

                           Amount Previously Paid: N/A
                          Form or Registration No.: N/A
                                Filing Party: N/A
                                 Date Filed: N/A

[_] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[_]  third party tender offer subject to Rule 14d-1.
[X]  issuer tender offer subject to Rule 13e-4.
[_]  going-private transaction subject to Rule 13e-3.
[_]  amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. [_]

         This Amendment No. 1 amends and supplements the Tender Offer Statement on Schedule TO (the "Tender Offer Statement") filed with the Securities and Exchange Commission on August 27, 2001 by Mpower Holding Corporation, a Delaware corporation (the "Company"), relating to the offer by the Company to exchange options outstanding (the "Eligible Options") under the Company's Amended and Restated Stock Option Plan (the "Holding Plan") and Primary Network Holdings, Inc. Stock Option Plan (the "PNH Plan"; and, together with the Holding Plan, the "Plans") to purchase shares of the Company's Common Stock, par value $0.001 per share (the "Common Stock"), for new options that will be granted under the Holding Plan (the "New Options"). The New Options will be granted upon the terms and subject to the conditions described in the Offer to Exchange, dated August 27, 2001, and the related election form (the "Election Form" and, together with the Offer to Exchange, as they may be amended from time to time, the "Offer"), copies of which were attached as Exhibits (a)(1) and (a)(3), respectively, to the Tender Offer Statement.

Item 12.  Exhibits.

         Item 12 of the Tender Offer Statement is hereby amended to add a reference to Exhibit (a)(10), which is attached hereto, as follows:

          (a)(10) Email Sent to Employees on August 27, 2001.


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

                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 1 to Schedule TO is true, complete and correct.

                                          MPOWER HOLDING CORPORATION



                                          /s/ Russell I. Zuckerman
                                          --------------------------------------
                                          Russell I. Zuckerman
                                          Senior Vice President, General Counsel
                                               and Secretary

Date:  September 5, 2001

                                INDEX TO EXHIBITS

Exhibit
Number                              Description
------                              -----------

(a)(10)  Email Sent to Employees on August 27, 2001.

                                                                 Exhibit (a)(10)


                   Email Sent to Employees on August 27, 2001


From:    People Communications
To:      Mpower Communications Employees
Subject: Stock Option Repricing Update


                          Stock Option Repricing Update

*        Materials mailed to your home this week
*        Deadline for Action: Thursday, September 27
*        Employee Conference Call: Tuesday, September 11

                  The documents relating to our offer to exchange your outstanding eligible stock options for new stock options with a lower exercise price have been filed with the Securities and Exchange Commission and mailed to each of your homes.

                  Within the next few days you will be receiving an "Offer to Exchange" and an "Election Form" in the mail. These documents describe in detail the terms of the offer to exchange your outstanding options for new options and the procedures for making the exchange. These documents contain important information regarding both your existing options as well as the terms of the new options. Please read these documents carefully before making a decision to exchange your current options.

                  The exercise price for any new options you elect to receive will be the closing sale price for our common stock as reported by Nasdaq on September 27, 2001.

                  In order to exchange your outstanding options for new options you must complete and sign the "Election Form" and return it to the following address no later than 11:59 p.m. Eastern Daylight Time, on September 27, 2001:

                           People Services
                           175 Sully's Trail, Suite 300
                           Pittsford, New York 14534
                           Fax (716)218-9047 or (716)218-9753 or (716)218-0182

                  * Delivery by email will not be accepted.

                  If your Election Form is not received by this date and time, you will not receive any new stock options and you will retain your outstanding options.

                  A company-wide employee conference call will be held on Tuesday, September 11 (2:00 p.m. eastern/11:00 a.m. pacific) to review these documents and answer your questions. More information on the conference call will be sent shortly.

                  In addition, you are strongly urged to consult your tax and financial advisers before accepting this offer and exchanging your outstanding options for new options. If you have any questions about the exchange offer, or require assistance with respect to the exchange offer, please contact People Services at (716)218-6550 or peopleservices@mpowercom.com.